# Attorney Shield, Inc.



# ANNUAL REPORT

8 THE GRN STE R

DOVER, DE 19901

(904) 347-9692

https://attorney-shield.com

This Annual Report is dated April 29, 2025.

## BUSINESS

### Company Overview

Attorney Shield, Inc. ("the Company") was formed on July 17, 2023, as a Delaware Corporation. The Company specializes in providing technology-enabled on-demand legal services. The primary product offered is the Attorney Shield mobile application, which provides immediate access to legal support during encounters with law enforcement.

### Business Model

Attorney Shield operates on a membership-based revenue model, where users pay a subscription fee for access to the service. The target customer base includes individuals within the United States who may face interactions with law enforcement, with a particular focus on young males, auto enthusiasts, concerned parents, and individuals with strong constitutional convictions. The Company has formed strategic relationships with various entities to enhance market reach, including web channels like Lackluster Media and Long Island Audit.

### Corporate Structure

Attorney Shield is a 100% remote organization. The CEO and President operate from remote offices in St Augustine, Florida. The headquarters is located in Dover, Delaware. The Company does not have any parent or subsidiary entities.

### Intellectual Property

Attorney Shield has applied for relevant trademarks and copyrights to protect its brand and proprietary technology. The Company is in the process of filing patents for its unique methods and processes of delivering on-demand legal services through the mobile app.

Attorney Shield, Inc. was incorporated on July 17, 2023, in the state of Delaware. The Company launched its services in April 2024 and has since gained traction with over 5,300 paid members and $150,000 in seed funding.

**Previous Offerings**

Name: Preferred Stock - Series Seed Preferred
Type of security sold: Equity
Final amount sold: $150,000.00
Number of Securities Sold: 500,004
Use of proceeds: Starting the business
Date: April 30, 2023
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,800,000
Use of proceeds: N/A
Date: July 19, 2023
Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2024 Compared to 2023

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Foreseeable major expenses based on projections:

Our largest line item expenses are legal operations staffing through the Bigney Law firm and continued software maintenance and development for the Attorney Shield platform.

Future operational challenges:

One of the primary purposes for the Start Engine raise is to address staffing shortages for additional roles necessary as the business scales.

Additional challenges include maturing in a new market segment: on-demand legal services oriented toward rights protection when dealing with police who are supposed to protect.

Future challenges related to capital resources:

Beyond what the Start Engine raise is intended to address, I anticipate future fundraising efforts designed to address capital projects related to expanding our technical platform (R&D) to support data and analytics and continued investments into the core system.

Future milestones and events:

Approval of the "Attorney Shield" registered trademark.

Implementation of Attorney Shield's broker/agent program that enlist existing automotive dealership agents to pitch Attorney Shield along with other paper products that are font-loaded into the price of new and used automobiles, RV's, motorcycles, and watercraft.

### Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $55,901.00. [*The Company intends to raise additional funds through* *an equity financing.*]

**Debt**

No outstanding debt.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Christopher Walton

David Christopher Walton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Co-Founder, Director, Officer, Executive, Principal Accounting Officer

Dates of Service: July, 2023 - Present

Responsibilities: Responsible for the vision, strategic direction, and financial viability of the company. Oversees all departmental operations and ensures the company meets its financial and strategic goals. Upon reaching certain financial benchmarks, the CEO will initially receive a $100K annual salary. Those financial benchmarks include three consecutive months of the Company attaining positive gross income. Current Salary: $0 (until certain financial benchmarks are met); Equity compensation: Founder shares. David will be providing Form C sign-off as the Company's Principal Accounting Officer.


Other business experience in the past three years:

Employer: TrueIntel, LLC

Title: Chief Strategy Officer

Dates of Service: June, 2021 - Present

Responsibilities: Setting the vision and executing the company's business services, go-to-market consulting, outsourcing solutions for its customers, and most recently, technology enablement services and mobile applications. Though David has this obligation with TrueIntel, David spends nearly 100% of his time with Attorney Shield.

Name: Andy Jack Chance

Andy Jack Chance's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Co-Founder, Director, Officer, Executive, Principal Securities Holder

Dates of Service: June, 2023 - Present

Responsibilities: Responsible for revenue and strategic partnerships. Leads a team dedicated to delivering exceptional value and impact to clients and partners. Oversees the operational strategies and ensures seamless service delivery. Upon reaching attaining positive gross income, the President will initially receive a $100K annual salary. Salary: $0 (until certain financial benchmarks are met) Equity compensation: Founder shares


Other business experience in the past three years:

Employer: TrueIntel, LLC

Title: Chief Operating Officer

Dates of Service: June, 2021 - Present

Responsibilities: Oversees operational strategies and ensures seamless service delivery to enhance efficiency and drive growth for clients. Manages international teams and implements innovative solutions to meet diverse business needs.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the

Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Class A Common Stock

Stockholder Name: David Christopher Walton

Amount and nature of Beneficial ownership: 2,958,000

Percent of class: 33.61

Title of class: Class A Common Stock

Stockholder Name: Andy Jack Chance

Amount and nature of Beneficial ownership: 2,842,000

Percent of class: 32.29

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock , and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 833,333 of Class B Common Stock .

Class A Common Stock

The amount of security authorized is 10,700,004 with a total of 8,300,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 800,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,700,000 shares to be issued pursuant to stock options, reserved but unissued.

Dividend Rights: Class A Common Stock holders are entitled to receive dividends when and if declared by the Board of Directors, subject to the preferential rights of the Series Seed Preferred Stock.

Liquidation Rights: In the event of any liquidation, dissolution, or winding up of the corporation, the holders of Class A Common Stock are entitled to share ratably in all assets remaining after payment of or provision for any debts and other liabilities and the liquidation preference of any outstanding Preferred Stock.

Class B Common Stock

The amount of security authorized is 3,699,996 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights

Please refer to Exhibit F of the Offering Memorandum for a complete breakdown of the material rights associated with the Company's Class B Common Stock and other authorized securities.

Conversion Rights: Class B Common Stock automatically converts into Class A Common Stock upon the closing of a Qualified IPO or a Deemed Liquidation Event, at a one-to-one ratio.

Dividend and Liquidation Rights: Same as Class A Common Stock, Class B Common Stock is entitled to share ratably in any dividends declared and assets upon liquidation, dissolution, or winding up, after the preferential rights of the Series Seed Preferred Stock are met.

Series Seed Preferred Stock

The amount of security authorized is 500,004 with a total of 500,004 outstanding.

Voting Rights

Series Seed Preferred Stock holders are entitled to vote on all matters submitted to the stockholders for a vote, with the number of votes equal to the number of shares of Class A Common Stock into which such shares can be converted.

Material Rights

Dividend Rights: Holders of Series Seed Preferred Stock are entitled to receive dividends prior to any dividends declared on the Common Stock, at a rate determined by the Board of Directors.

Liquidation Preference: In the event of liquidation, dissolution, or winding up of the corporation, or a Deemed Liquidation Event, holders of Series Seed Preferred Stock are entitled to receive, before any distribution to Common Stock holders, an amount equal to the greater of (a) $0.30 per share plus any declared but unpaid dividends or (b) the amount they would receive if the Preferred Stock were converted to Common Stock.

Conversion Rights: Series Seed Preferred Stock is convertible into Class A Common Stock at the option of the holder at any time, at the conversion rate equal to the Original Issue Price ($0.30) divided by the Conversion Price (initially $0.30), subject to adjustments.

Adjustments: Conversion Price is subject to adjustments for stock splits, combinations, dividends, distributions, reclassifications, mergers, or consolidations.

Mandatory Conversion: All outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock upon a Qualified IPO or other events specified by the Requisite Holders.

Redemption Rights: Shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the corporation will be automatically cancelled and retired, and cannot be reissued.

## What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough Class B Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Attorney Shield is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The CEO, David Walton, is also the Chief Strategy Officer of another company, TrueIntel. Though David spends nearly 100% of his time on Attorney Shield, David also has responsibilities and/or obligations as the Chief Strategy Officer of TrueIntel that may overlap at times with his responsibilities and/or obligations as the Chief Executive Officer of Attorney Shield. Investors should be aware of this risk and should thoroughly review the disclosures in our Directors & Officers discussion.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

**Attorney Shield, Inc.**

By   /s/ *David Walton*

      Name: Attorney Shield, Inc

      Title:   CEO & Treasurer

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# Profit and Loss
## Attorney Shield, Inc.
### January-December, 2024 (Cash Basis)

| Distribution account | Total | |
|---|---|---|
| | **Jan 1 - Dec 31 2024** | **Jan 1 - Dec 31 2023 (PY)** |
| Income | | |
| **Total for Income** | **$386,733.90** | **0.00** |
| Cost of Goods Sold | | |
| Cost of goods sold | 0.00 | 852.25 |
| Cost of labor - COGS | 286,021.99 | |
| Supplies & materials - COGS | 40,100.09 | |
| **Total for Cost of goods sold** | **$326,122.08** | **$852.25** |
| **Total for Cost of Goods Sold** | **$326,122.08** | **$852.25** |
| **Gross Profit** | **$60,611.82** | **-$852.25** |
| Expenses | | |
| Advertising & marketing | 0.00 | 822.91 |
| Advertising & marketing | 62,132.18 | |
| **Total for Advertising & marketing** | **$62,132.18** | **$822.91** |
| Bank and Merchant Fees | 0.00 | 0.00 |
| **Total for Bank and Merchant Fees** | **$8,243.41** | **$96.50** |
| Commissions & fees | 77.27 | |
| Conferences & Tradeshows | 598.00 | |
| Contract labor | 237,374.18 | |
| General business expenses | 4,426.92 | -23,426.50 |
| **Total for General business expenses** | **$10,664.79** | **-$23,426.50** |
| Insurance | 0.00 | 0.00 |
| **Total for Insurance** | **$2,707.09** | **0.00** |
| Legal & accounting services | 0.00 | 0.00 |
| **Total for Legal & accounting services** | **$23,796.56** | **0.00** |
| Meals | 0.00 | 0.00 |
| **Total for Meals** | **$2,231.04** | **$526.34** |
| Office expenses | 0.00 | 0.00 |
| **Total for Office expenses** | **$15,918.18** | **0.00** |
| R&D Cost | 88,800.00 | 21,225.00 |
| Registration Fees | 500.00 | |
| Taxes paid | 566.74 | |
| Travel | 0.00 | 0.00 |
| **Total for Travel** | **$5,816.89** | **0.00** |
| **Total for Expenses** | **$459,426.33** | **-$755.75** |
| **Net Operating Income** | **-$398,814.51** | **-$96.50** |
| Other Income | | |
| **Total for Other Income** | **$9.56** | **$1.78** |
| Other Expenses | | |
| Vehicle expenses | 0.00 | 0.00 |
| **Total for Vehicle expenses** | **$145.10** | **0.00** |
| **Total for Other Expenses** | **$145.10** | **0.00** |
| **Net Other Income** | **-$135.54** | **$1.78** |
| **Net Income** | **-$398,950.05** | **-$94.72** |

# Balance Sheet
## Attorney Shield, Inc.
### As of December 31, 2024 (Cash Basis)

| Distribution account | Total | |
|---|---|---|
| | **As of December 31, 2024** | **As of December 31, 2023 (PY)** |
| Assets | | |
| Current Assets | | |
| Bank Accounts | | |
| Attorney Shield (9347) - 1 | 49,277.32 | 172,406.44 |
| **Total for Bank Accounts** | **$49,277.32** | **$172,406.44** |
| Accounts Receivable | | |
| Other Current Assets | | |
| Stripe Clearing Account | 6,624.11 | |
| **Total for Other Current Assets** | **$6,624.11** | **0.00** |
| **Total for Current Assets** | **$55,901.43** | **$172,406.44** |
| Fixed Assets | | |
| Accumulated amortization | -769.00 | -769.00 |
| **Total for Fixed Assets** | **-$769.00** | **-$769.00** |
| Other Assets | | |
| Startup & organizational costs | 27,697.83 | 27,697.83 |
| **Total for Other Assets** | **$27,697.83** | **$27,697.83** |
| **Total for Assets** | **$82,830.26** | **$199,335.27** |
| Liabilities and Equity | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |
| Credit Cards | | |
| Other Current Liabilities | | |
| Customer prepayments | | 123,198.99 |
| **Total for Other Current Liabilities** | **0.00** | **$123,198.99** |
| **Total for Current Liabilities** | **0.00** | **$123,198.99** |
| Long-term Liabilities | | |
| **Total for Liabilities** | **0.00** | **$123,198.99** |
| Equity | | |
| Retained Earnings | -94.72 | 0.00 |
| Net Income | -398,950.05 | -94.72 |
| Investor Capital | 150,000.00 | 75,000.00 |
| Opening balance equity | | |
| Reconciliation Adjustment | 1,231.00 | 1,231.00 |
| Start Engine Reg CF (Crowdfunding) | 330,644.03 | |
| **Total for Equity** | **$82,830.26** | **$76,136.28** |
| **Total for Liabilities and Equity** | **$82,830.26** | **$199,335.27** |

# Attorney Shield, Inc.
## Statement of Cash Flows
### January 2023 - December 2024

|  | Jan - Dec 2023 | Jan - Dec 2024 | Total |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net Income | -94.72 | -398,950.05 | -399,044.77 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | 0.00 |
| Stripe Clearing Account | | -6,624.11 | -6,624.11 |
| Accumulated amortization | 769.00 | | 769.00 |
| Customer prepayments | 123,198.99 | -123,198.99 | 0.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $ 123,967.99 | -$ 129,823.10 | -$ 5,855.11 |
| Net cash provided by operating activities | $ 123,873.27 | -$ 528,773.15 | -$ 404,899.88 |
| **INVESTING ACTIVITIES** | | | |
| Startup & organizational costs | -27,697.83 | | -27,697.83 |
| Net cash provided by investing activities | -$ 27,697.83 | $ 0.00 | -$ 27,697.83 |
| **FINANCING ACTIVITIES** | | | |
| Investor Capital | 75,000.00 | 75,000.00 | 150,000.00 |
| Opening balance equity | 0.00 | | 0.00 |
| Reconciliation Adjustment | 1,231.00 | | 1,231.00 |
| Start Engine Reg CF (Crowdfunding) | | 330,644.03 | 330,644.03 |
| Net cash provided by financing activities | $ 76,231.00 | $ 405,644.03 | $ 481,875.03 |
| Net cash increase for period | $ 172,406.44 | -$ 123,129.12 | $ 49,277.32 |

**NOTE 1 – NATURE OF OPERATIONS**

Attorney Shield, Inc was formed on July 17, 2023 ("Inception") in the State of Delaware. The financial statements of Attorney Shield (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover Delaware.

Attorney Shield, Inc: At Attorney Shield®, we redefine your interaction with law enforcement through our cutting-edge mobile app and technology-enabled legal service. Designed for immediacy and effectiveness, our platform provides on-demand access to licensed attorneys anytime and anywhere, ensuring that your rights are protected during critical moments.

Instant Legal Access: With just a few taps on your mobile device, connect live with experienced attorneys who are ready to support and represent you during any police-initiated contact. Our technology facilitates real-time, recorded video consultations ensuring transparency and accountability.

24/7 Availability: Day or night, our legal experts are at your fingertips, providing peace of mind that you are never alone when facing law enforcement. Our service is designed to be there for you exactly when you need it most.

Affordable and Accessible: We believe in justice for all. Attorney Shield offers various membership plans that make legal services accessible to everyone. Protect yourself and your family without the burden of excessive costs.

Proactive Protection: Join Attorney Shield and take proactive steps to safeguard yourself against potential misunderstandings, escalations, and adverse outcomes. Our platform is not just reactive; it's a preventative tool that empowers you during police interactions.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues based on the duration of membership payment. As of December 31, 2024, the Company offered monthly, semiannual and annual membership options.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**
The Company carries no debt, loans, equipment leases or otherwise.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

2

*Common Stock*

We have authorized the issuance of 10,700,004 shares of our class A common stock with par value of $.0001. As of December 31, 2024 the company has currently issued 5,800,000 shares of our common stock.

We have authorized the issuance of 500,004 shares of our Series Seed preferred stock with par value of $.07. As of December, 31, 2024 the company has currently issued 500,004 shares of our Series Seed preferred stock.

We have authorized the issuance of 3,699,996 shares of our class B common stock with par value of $1.20. As of December 31, 2024 the company has currently issued 383,902 shares of our class B common stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

None

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 29, 2024 the issuance date of these financial statements. There have been two primary events that have or may have an impact on the Company's financial position. These events are as follows:

1. Civil Claim by Marc Stout V. Attorney Shield – US District Court for the District of Delaware. Marc Stout, a pro se plaintiff of Fredericksburg, Virginia, has made multiple claims that can be summarized as follows: (a.) Attorney Shield falsely advertises and promotes that the sixth amendment of the US Constitution provides the right to legal counsel when questioned by police, and (b.) that Attorney Shield falsely advertises access to licensed attorneys, but actually uses offshore contact centers. Where each claim is categorically false and factually deficient; Attorney Shield has retained Phillips, McLaughlin & Hall, PA petition the court for a dismissal with prejudice based on the following: (a.) defective service – Mr. Stout failed properly serve said complaint within 30 days of filing, (b.) Mr. Stout mailed complaint to Attorney Shields registered agent via USPS, which fails to meet minimum service requirements for the state Delaware District Court, (c.) as a paid member of Attorney Shield, Mr. Stout acknowledged and agreed that any claim (i) must be made through arbitration and (ii) the prevailing jurisdiction is within the State of Florida. All answers have been filed with the court. As of April 29, 2024, there has been no ruling by the court.
2. Separation of president and co-founder, Andy Chance. For reasons that cannot be disclosed, the Company and Andy Chance negotiated a mutually agreed upon Separation Agreement. Effective as of April 24, 2025, Andy Chance has resigned as president and secretary.

I, David Walton, the CEP of Attorney Shield, Inc., hereby certify that the financial statements of Attorney Shield and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of ($95); taxable income of $0 and total tax of $0. The Company's 2024 tax filings have been extended; however, it is our expectation that the Company's estimated tax will be $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th of April, 2025.

CEO (Title)

April 29, 2025

# Statement of Changes in Equity

*For the Year Ended 2023*

| Category | Shares | Common Stock | Preferred Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total Equity |
|---|---|---|---|---|---|---|
| Balance at Beginning of Period | 0 | $0 | $0 | $0 | $0 | $0 |
| Issuance of Common Stock | 5,800,000 | $580 | — | $0 | — | $580 |
| Issuance of Preferred Stock | 416,667 | — | $29,167 | $95,833 | — | $125,000 |
| Stock Option Grants (Non-cash) | 0 | — | — | $0 | — | $0 |
| Net Income / (Loss) for the Period | — | — | — | — | ($95) | ($95) |
| Dividends Paid (if any) | — | — | — | — | $0 | $0 |
| Balance at End of Period | 6,216,667 | $580 | $29,167 | $95,833 | ($95) | $125,485 |

*For the Year Ended 2024*

| Category | Shares | Common Stock | Preferred Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total Equity |
|---|---|---|---|---|---|---|
| Balance at Beginning of Period | 6,216,667 | $0 | $0 | $0 | $0 | $125,485 |
| Issuance of Common Stock | 389,902 | $467,882 | — | $0 | — | $467,882 |
| Issuance of Preferred Stock | 83,334 | — | $5,833 | $19,167 | — | $25,000 |
| Stock Option Grants (Non-cash) | 0 | — | — | $0 | — | $0 |
| Net Income / (Loss) for the Period | — | — | — | — | ($398,950) | ($398,950) |
| Dividends Paid (if any) | — | — | — | — | $0 | $0 |
| Balance at End of Period | 6,689,903 | $580 | $5,833 | $19,167 | ($398,950) | $219,418 |

## CERTIFICATION

I, David Walton, Principal Executive Officer of Attorney Shield, Inc., hereby certify that the financial statements of Attorney Shield, Inc. included in this Report are true and complete in all material respects.

*David Walton*

CEO & Treasurer